Filed Pursuant to Rule 433
Registration No. 333-110398 and 333-134163
Free Writing Prospectus dated October 3, 2006

MIDAMERICAN ENERGY COMPANY
5.800% Notes due 2036

Issuer:	MidAmerican Energy Company
Ratings:	A2 / A− / A (stable / stable /stable)
Note type:	Senior Notes
Trade date:	October 3, 2006
Settlement date:	October 6, 2006
Maturity date:	October 15, 2036
Principal amount:	$350,000,000
Benchmark:	UST 4.500% due February 15, 2036
Re-offer spread:	+105 basis points
Re-offer yield to maturity:	5.812%
Coupon:	5.800%
Public offering price:	Variable
Make-whole spread:	T + 20 basis points
Interest payment dates:	February 15 and August 15, commencing February 15, 2007
CUSIP:	59562EAH8
ISIN:	US59562EAH80
Active Bookrunners:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities Inc.
Passive Bookrunners:	BNP Paribas Securities Corp. LaSalle Financial Services, Inc.
Co-Managers:	Calyon Securities (USA) Citigroup Global Markets Inc. Wedbush Morgan Securities Inc. Wells Fargo Securities, LLC

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The issuer has filed a registration statement (including a prospectus) with the SEC to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037 or J.P. Morgan Securities Inc. collect at (212) 834-4533.